SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

KENNETH J. BARONSKY

MILBANK, TWEED, HADLEY & McCLOY LLP

601 S. FIGUEROA STREET, 30TH FLOOR

LOS ANGELES, CA 90017

TELEPHONE: 213-892-4333

(Name, address and telephone number of person authorized to receive notices and communications)

December 7, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 2,662,963
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 2,662,963

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,963
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 1,436,487
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,436,487

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,487
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,099,450
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.80%
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 35,000
(8) SHARED VOTING POWER 4,099,450
(9) SOLE DISPOSITIVE POWER 35,000
(10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,134,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.90%
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 16 (this “Amendment”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC (together with LILP, LILTD and LIGLLC, “Liberation”), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005 and Amendment No. 15 filed on December 7, 2005 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION

On December 5, 2005, the Company filed a complaint in the Court of Chancery of the State of Delaware (the “Chancery Court”) seeking a declaratory judgment based upon the allegation that Liberation’s stockholder proposals are invalid because they seek to amend the Company’s bylaws in a manner that violates the Company’s charter and the Delaware General Corporation Law (“DGCL”). The Company also sought to have the Court expeditiously rule on the matter. On December 7, 2005, the law firm of Ashby & Geddes (“Ashby & Geddes”) sent a letter to the Honorable William B. Chandler III, Chancellor of the Chancery Court, as counsel to Liberation (a copy of which is attached hereto as Exhibit 23, the “Opposition Letter”), opposing the Company’s motion for expedition on the grounds that the Company had failed to show any reason to believe that irreparable harm will result if the matter is heard in the normal course after the annual meeting of stockholders scheduled to occur on January 26, 2006 (the “Annual Meeting”), and that the Company’s case rested on extremely weak merits under the DGCL. On the same day, the Chancery Court orally denied the Company’s motion for expedition based on the finding that there was no irreparable harm in allowing Liberation’s stockholder proposals to be presented and voted on at the Annual Meeting. The Chancery Court also decided to hear the case after the Annual Meeting, to the extent it is not mooted by the outcome of the vote on the stockholder proposals.

Also on December 5, 2005, the Company filed a complaint in the United States District Court for the District of Delaware (the “District Court”) seeking a temporary restraining order (“TRO”) against Liberation and Mr. Pearlman based upon alleged violations of the Securities Exchange Act of 1934 arising out of the proxy solicitation materials provided in connection with Liberation’s stockholder proposals. The Company subsequently withdrew its TRO request and is currently seeking preliminary injunctive relief in the action. The complaint is available in the Company’s latest filings with the Securities and Exchange Commission, including its Form 8-K filed on December 7, 2005. On December 10, 2005, the Company sent a letter to Ashby & Geddes (the “Contention Letter”), in which the Company listed alleged deficiencies with Liberation’s preliminary proxy statement. A copy of the Contention Letter is attached hereto as Exhibit 24.

On December 11, 2005, Liberation filed a complaint (a copy of which is attached hereto as Exhibit 25, the “Complaint”) with the Court in connection with the Company’s adoption and threatened use of a Stockholder Rights Plan dated October 18, 2005 (the “Poison Pill”), and is seeking an order from the Court (i) declaring (A) that the Board of Directors’ adoption of the Management Protection Provision (the “Provision”) in the Poison Pill was not supported by a compelling justification and was therefore void and a breach of fiduciary duty, and (B) that the use of the Provision to threaten Liberation or any other stockholder was an inequitable manipulation of the Board of Directors’ and management’s authority, and (ii) enjoining the Company and Paul Toback from attempting to enforce the Provision or the Poison Pill against Liberation or any other stockholder. The Complaint also seeks a judgment against the Company and Mr. Toback for all damages their actions have caused Liberation and an award of reasonable attorneys’ fees and costs incurred by Liberation in connection with the action.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following exhibit is filed with this Amendment:

Exhibit 23.	Opposition Letter from Ashby & Geddes, dated December 7, 2005, on behalf of Liberation to the Honorable William B. Chandler III, Chancellor of the Chancery Court

Exhibit 24.	Bally’s Contention Letter to Ashby & Geddes, dated December 10, 2005

Exhibit 25.	Liberation Complaint against the Company and Paul Toback, dated December 11, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2005

LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman